Rule 12g3-2(b) File No. 82/5168

04 MAR 31 AM 7:21

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04024007

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

29 March 2004

SUPPL

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosures: Announcement dated 29 March 2004 "Orange S.A., Telefónica Móviles, TIM and T-Mobile announce results of their collaboration and outline joint offerings".

dlw 4/5

...me au capital de 4 823 121 634 € - RCS Paris 388 356 792

04 MAR 31 AM 7:21

ORANGE SA, TELEFÓNICA MÓVILES, TIM AND T-MOBILE ANNOUNCE RESULTS OF THEIR COLLABORATION AND OUTLINE JOINT OFFERINGS

Alliance Members Align Under FreeMove Brand

Key highlights include:

- Commitment to improve competitiveness in the €4 billion multinational business market through integrated bid cooperation and delivery of consistent and compelling business solutions
- Delivery to customers of an enhanced, seamless service when travelling abroad and new service propositions to international customers
- Target to grow voice traffic amongst alliance members by 10 percent and double GPRS data traffic every year for the next three years, through attractive customer offerings
- Economic benefits from joint handset procurement of six million handsets as well as preferred supplier agreements with Siemens and Motorola

London, UK — 29 March 2004 — The mobile alliance formed by Orange SA, Telefónica Móviles, TIM (Telecom Italia Mobile) and T-Mobile today announced tangible results of its collaboration, outlined plans for the future and unveiled its new brand. The alliance, which includes leading companies from the UK, France, Germany, Italy and Spain, is using its collective scale, strength and expertise to deliver an enhanced experience to customers through greater choice, flexibility and transparency.

The alliance, which reaches nearly 170 million managed customers in 21 European territories and some 230 million customers worldwide, unveiled its new brand, FreeMove, to represent its joint offerings. The brand represents simplicity, quality, and reliability and will be used in conjunction with the members' existing brands, assuring customers that they receive the same enhanced mobile experience abroad as they do at home.

Since the FreeMove alliance's formation, significant achievements have been made in the realisation of its 'Virtual Home Environment', allowing it to deliver a seamless experience to customers travelling abroad. FreeMove alliance members have succeeded in ensuring that its

customers have access to the same familiar home services, like voicemail or customer service, that work the same way abroad as at home. Customers will also now be able to see who is calling when they roam on member networks and can send and receive picture messages from more countries than ever. Over the course of the year, these services will be available across all partner networks. In the future, services that help with the replacement of handsets and SIM cards, wherever a customer may be, will also be launched, as will enhanced directory and information services available in the customer's home market language.

The FreeMove alliance is working together to improve operating efficiencies and deliver greater choice to its customers at a faster speed than ever before. Members have already agreed to jointly purchase six million handsets for 2004, resulting on average in cost savings of 10 percent, and have closed preferred supplier agreements with Siemens and Motorola. The development of further joint technical projects and procurement initiatives are expected to deliver similar economic benefits of up to 10 percent annually, while the volume of devices jointly acquired is targeted to increase, over time, to 25 percent of the group's total purchases. Collective synergies also help members to be first to market with new models and potentially to secure exclusivity periods on those models with manufacturers. The alliance cooperative framework plays an additional role in harmonising technical requirements.

Greater simplicity, unrivalled international reach, higher quality services and traffic development initiatives are anticipated to result in a significant increase in roaming traffic between the member countries. Through attractive customer offerings, the FreeMove alliance has agreed to ambitious targets to grow voice traffic between its members by an average annual growth of 10 percent over the next three years – exceeding the European industry average. Additionally, the FreeMove alliance has a target of doubling GPRS data traffic among its member networks every year for the next three years.

The FreeMove alliance also intends to improve its global competitiveness to serve business – in particular, multinational companies (MNC), who spend €4 billion annually on mobile communications. The alliance aims to increase new corporate lines by five percent annually for the next three years through integrated bid cooperation. With its combined footprint, the FreeMove alliance already operates in nearly 90 percent of the European territories in which MNC's are located, enabling it to respond to the needs of this market.

The four companies have aligned their international bidding process to ensure that they can respond more efficiently to customer requests through a single point of contact. FreeMove alliance members intend to offer a 'one-stop-shop' to MNC's, underpinned by a transparent and straightforward approach to meeting their needs, through:

- Single, central dedicated account management and customer service to simplify the process for MNC customers
- Advanced international central reporting and analysis, providing customers with a transparent view of their usage and costs across its footprint
- Simple and predictable roaming price plans with a straightforward system of geographic zones will offer customers one rate, irrespective of time and independent of network (even when using non-alliance networks). This will provide greater cost transparency to enable customers to forecast and control their costs more easily, representing a significant departure from the plethora of rates presented to customers today

A series of consistent and compelling solutions for businesses will be rolled out across the markets over the course of 2004, including: an innovative and transparent tariff scheme; a fixed price for BlackBerry® roaming anywhere in the world on any network; and the FreeMove alliance data package, consisting of a dual mode (GPRS/UMTS) data card to allow high-speed data transmission.

The FreeMove alliance intends to grow in strength and build on its achievements to date, with the inclusion of new territories and members during 2004. Meanwhile, its current members have committed to providing an enhanced customer experience for 3G, through a common approach to interoperability, by the end of this year.

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For further information, press only, please contact:

Jonathan Jordan or Dan Perlet of Burson-Marsteller on +44 207 831 6262
Jonathan_jordan@uk.bm.com or dan_perlet@uk.bm.com

About Orange

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (One), and Mumbai/India (BPL Mobile). As at the end of December 2003, Orange was the largest mobile operator in both the UK with over 13.6 million active customers, and France with over 20 million registered customers. As at the end of December 2003, Orange controlled companies had over 49 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

About Telefónica Móviles, S.A.

Telefónica Móviles is the fifth-largest mobile operator in the world, with more than 52 million active managed customers at year-end 2003, an increase of 25.7% from a year before. The company is a leader in the growth markets of Spain and Latin America and also has operations in the Mediterranean Basin. At present, Telefónica Móviles has operations or manages companies in Spain, Brazil, Mexico, Argentina, Peru, Chile, Guatemala, El Salvador, Puerto Rico and Morocco. During 2003, Telefónica Móviles obtained revenues of 10.070 billion euros, or 10.2% more than in 2002. Net profit totaled 1.608 billion euros, which in comparable terms (excluding the effect of net extraordinary provisions) rose 14.4% year-on-year. EBITDA reached 4.463 billion euros, an increase of 19.5%, while in the quarterly comparison, it rose 22%. Telefónica Móviles shares are traded on the Spanish stock exchanges and on the New York Stock Exchange under the ticker symbol TEM.

About TIM

TIM (Telecom Italia Group) is the leading Italian operator with 26.1 million lines, with its subsidiaries and associate companies in Europe, South America and the Mediterranean basin has reached an overall number of 44.5 million lines (as of December 31, 2003). In a competitive environment, featuring a high rate of market penetration and rapid technological innovation, TIM has consolidated its leadership position opening Italy up to the mass market and has made it one of the most advanced markets in Europe. Strong financial capabilities, a solid patrimonial structure, a footprint in international markets with high development rates, the leadership in innovation and testing new technologies, the acclaimed and solid brand name, flexibility and high professional profile are all factors that contribute to the competitive force and bargaining power that TIM currently enjoys, have given TIM a key role in the new mobile environment. For further information about TIM please visit www.tim.it.

About T-Mobile International

T-Mobile International is one of the world's leading companies in mobile communications. As one of Deutsche Telekom's four strategic divisions, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of 2003, 61 million people were using the mobile communications services provided by its majority owned companies alone (T-Mobile Germany, T-Mobile USA, T-Mobile UK, T-Mobile Austria, T-Mobile Netherlands and T-Mobile Czech Republic). And more than 90 million mobile customers are served by subsidiaries and affiliates of the Deutsche Telekom Group. And all that over a common technology platform based on GSM, the world's most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service. For more information about T-Mobile International, please visit www.t-mobile.net.